UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL THRIFT PLUS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
600 Grant Street
Suite 5100
Pittsburgh, Pennsylvania 15219

KENNAMETAL THRIFT PLUS PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
the Kennametal Thrift Plus Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kennametal Thrift Plus Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Kennametal Thrift Plus Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

We have served as the Company's auditor since 2015.

/s/ Herbein + Company, Inc.
Herbein + Company, Inc.
Pittsburgh, Pennsylvania
June 14, 2018

KENNAMETAL THRIFT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
INVESTMENTS
Plan interest in the Kennametal Inc. Master Trust investments, at fair value	$522,481,170	$455,306,741
Plan interest in the Kennametal Inc. Master Trust fully benefit-responsive investment contracts, at contract value	84,519,054	94,349,557
Total plan interest in the Kennametal Inc. Master Trust	607,000,224	549,656,298
RECEIVABLES
Employer contributions	441,998	294,791
Participant contributions	598,364	383,291
Notes receivable from participants	11,690,712	11,323,384
TOTAL RECEIVABLES	12,731,074	12,001,466
NET ASSETS AVAILABLE FOR BENEFITS	$619,731,298	$561,657,764

The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Plan interest in the Kennametal Inc. Master Trust investment income	$99,729,511
Interest income on notes receivable from participants	533,347
Contributions:
Participant	18,253,250
Rollover	1,128,157
Employer	12,654,085
Total contributions	32,035,492
Total additions	132,298,350
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	73,432,762
Administrative fees	700,753
Loan distributions	91,301
Total deductions	74,224,816
NET INCREASE	58,073,534
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	561,657,764
End of year	$619,731,298
The accompanying notes are an integral part of these financial statements.

KENNAMETAL THRIFT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016
NOTE 1—DESCRIPTION OF PLAN
The following description of Kennametal Thrift Plus Plan, as amended (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
GENERAL – The Plan is a defined contribution plan, established to encourage investment and savings for certain salaried, hourly, and union employees of Kennametal Inc. and certain of its business entities and business units (Kennametal or the Company) and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for employee after-tax and Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan sponsor. Effective January 1, 2017, the Plan was amended to permit participation to certain grandfathered participants of the Kennametal Inc. Retirement Income Plan.
Fidelity Management Trust Company (FMTC) serves as trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. (FIIOC) serves as the record keeper. The trustee has overall responsibility for the custody, safekeeping, and investment of the Plan assets that it holds. The Plan also provides for Company contributions. Trust investments in Kennametal Inc. capital stock shall be made via the stock fund.
ELIGIBILITY – All regular U.S. non-union employees and union employees in a bargaining unit which was negotiated for participation in the Plan become eligible to participate on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, Company contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants (excluding where applicable, earnings on Roth contributions).
VESTING – Employee contributions are fully vested. Effective January 1, 2017, all Company contributions (basic, matching, and discretionary) immediately vest as of the participant's employment date. At December 31, 2017 and 2016, forfeited nonvested accounts totaled $212,335 and $284,995, respectively. These amounts will be used to reduce future Company contributions. Company contributions were reduced by approximately $350,000 for forfeited nonvested accounts for 2017.
PARTICIPANT ACCOUNTS – A separate account is maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, the Company matching contributions, the Company required basic contribution and the Company's discretionary contribution. Fixed administrative expenses are deducted quarterly from the participants' accounts. The benefit to which a participant is entitled is the balance of the participant's vested account.
CONTRIBUTIONS – The Plan allows participants to elect a contribution rate (either pre-tax, Roth, after-tax, or a combination) of 1% to 50% of the employee's eligible wages as defined in the Plan agreement. Newly hired employees are automatically enrolled at 3%. Employees who are age 50 or older and who have met or will meet the annual Internal Revenue Service (IRS) limit under the law or the Plan are eligible to make catch-up contributions.
The Plan provides for Company matching contributions of 100% of employee contributions, up to 6% of compensation. Under the Plan, the Company has the discretion to make matching contributions in Kennametal Inc. capital stock.

The participants can elect to have their contributions (pre-tax, Roth, after-tax, catch-up, and rollover amounts) invested in the different investment funds available under the Plan. Company matching contributions are invested in the same investment elections that the employee elected for their pre-tax or after-tax contributions.
Effective January 1, 2017, the employer basic contribution was removed from the Plan. Under the Plan, the Company may make a discretionary contribution, and the Company has the right to make its discretionary contributions in Kennametal Inc. capital stock. During 2017, the Company did not make a discretionary contribution. Company discretionary contributions are invested in the same investment fund elections that the employee elected for their pre-tax or after-tax contributions.
DISTRIBUTIONS – Distributions to participants due to disability, retirement, or death are payable, at the participant's election, as a single distribution consisting of whole shares of Kennametal Inc. capital stock plus cash for fractional shares, a cash lump-sum, or periodic payments for a period not to extend beyond the life (or life expectancy) of the participant or the joint lives (or life expectancy) of the participant and his or her designated beneficiary. If a participant's vested interest in his or her account exceeds $1,000, a participant may elect to receive distributions as either lump sum or as periodic distributions as more fully described in the Plan document.
In addition, while still employed, participants may withdraw certain employee contributions or rollover contributions at any time. Participants over the age of 59.5 may withdraw their vested balance at any time. Vested contributions and pre-tax employee contributions may be withdrawn by participants under age 59.5 only for specific hardship reasons.
NOTES RECEIVABLE FROM PARTICIPANTS – The minimum loan available is $1,000 and the maximum loan amount is the lesser of 50% of the participant's total vested account balance or $50,000. The maximum term permissible for a loan is 5 years for a general-purpose loan and longer for a residential loan as determined by the Plan administrator (defined as 30 years in the Summary Plan Document (SPD)). Principal and interest are paid ratably through payroll deductions. Interest rates on notes receivable from participants ranged from 4.25% to 10.00% at December 31, 2017 and 2016. Notes receivable from participants outstanding at December 31, 2017 have maturity dates ranging from 2018 to 2047.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING – The financial statements of the Plan are prepared under the accrual basis of accounting.
USE OF ESTIMATES – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION – The Plan holds an interest in the net assets of the Master Trust as of December 31, 2017 and 2016. The Master Trust investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's ERISA Compliance Committee determines the Plan's valuation policies utilizing information provided by its investment advisors, investment consultants, and the custodian. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on the trade-date basis. Gains and losses on securities sold or redeemed are determined on the basis of average cost. Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date. Plan interest in the Kennametal Inc. Master Trust investment loss includes the Plan’s gain and losses on investments bought and sold as well as held during the year and interest and dividends.
NOTES RECEIVABLE FROM PARTICIPANTS – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded in the period earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
PAYMENT OF BENEFITS – Benefit payments are recorded when paid to participants/beneficiaries. As of December 31, 2017, elections to withdraw funds that went unpaid were immaterial.
PLAN EXPENSES – Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Record keeping fees are charged equally to each participant and are classified as administrative fees on the Statement of Changes in Net Assets Available for Benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative fees in the accompanying Statement of Changes in Net Assets Available for Benefits. Investment related expenses are included in the Plan interest in the Kennametal Inc. Master Trust investment income.
SUBSEQUENT EVENTS – The Plan’s management evaluated subsequent events after the statement of net assets available for benefits date of December 31, 2017 through June 14, 2018, prior to the issuance of the Plan’s financial statements and concluded that no subsequent events occurred that would require recognition or disclosure in the Plan’s financial statements.
NOTE 3 – INVESTMENT IN MASTER TRUST
All of the Plan’s investments are held in the Master Trust, which was established for the investment of assets of the plans making up the Kennametal Inc. Program, which consists of Kennametal Savings Plan and the Plan. The Master Trust offers mutual funds, Common/Collective trusts, Kennametal Inc. capital stock, a Stable Value Fund and a self-directed brokerage account as investment options. Only participants participating in the Plan are permitted to invest in Kennametal Inc. capital stock. Each participating plan’s interest in the investment funds (i.e. separate accounts) of the Master Trust is based on the account balances of the participants and their elected investment funds. The Master Trust additions and deductions are allocated among the participating plans in the Master Trust by assigning to each such plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, based on the respective Plan’s asset allocation and fair value, income and expenses resulting from the collective investment of the assets of the Master Trust.

The assets of the Master Trust at December 31 are summarized as follows:

	2017		2016
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments valued at net asset value (NAV):
Common/Collective trusts	$228,268,165	$223,473,221	$202,624,453	$197,554,165
Investments at fair value:
Mutual funds	251,894,135	247,960,256	219,579,499	215,794,354
Kennametal Inc. capital stock	44,541,947	44,541,947	35,515,682	35,515,682
Self-directed brokerage account	6,505,746	6,505,746	6,443,342	6,442,540
Total investments at fair value	531,209,993	522,481,170	464,162,976	455,306,741
Investments at contract value:
Stable Value Fund	91,244,257	84,519,054	101,382,700	94,349,557
Total investments	$622,454,250	$607,000,224	$565,545,676	$549,656,298
At December 31, 2017 and 2016, the Plan's interest in the Stable Value Fund was approximately 14% and 17% of total Plan net assets, respectively.
The Master Trust had no other assets or liabilities at December 31, 2017 and 2016.
Investment income attributable to the Master Trust for the year ended December 31, 2017 was as follows:

Net appreciation in fair value of investments	$82,544,057
Interest and dividends	18,746,192
Total investment income	$101,290,249
NOTE 4 – FAIR VALUE MEASUREMENT
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices to active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical unrestricted assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly including:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs are unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Mutual Funds -
Valued at the daily closing price as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.
Kennametal Inc. Capital Stock -
Valued at the closing price reported on the active market on which the individual securities are traded.
Common/Collective Trusts -
Investments in Common/Collective trusts are valued using NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments do not have any unfunded commitments as of December 31, 2017 and 2016, and have a nominal redemption period.
Self-Directed Brokerage Account -
The following investment types of the self-directed brokerage account are valued as follows:
Common Stock and Preferred Stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Value at the daily closing price as reported by the fund.
Cash and Cash Equivalents - Value approximates fair value due to the short term of this investment.
Units in Trust - Valued at the quoted NAV at year end.
The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Mutual funds	$251,894,135	$—	$—	$251,894,135
Kennametal Inc. capital stock	44,541,947	—	—	44,541,947
Self-directed brokerage account:
Common and preferred stocks	2,711,154	—	—	2,711,154
Mutual funds	376,988	—		376,988
Cash and cash equivalents	2,295,664	—	—	2,295,664
Units in trust	1,121,940	—	—	1,121,940
Total Investments in the fair value hierarchy	$302,941,828	$—	$—	$302,941,828
Investments measured at NAV (1)				228,268,165
Investments, at fair value				$531,209,993
The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value measurements at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Mutual funds	$219,579,499	$—	$—	$219,579,499
Kennametal Inc. capital stock	35,515,682	—	—	35,515,682
Self-directed brokerage account:
Common and preferred stocks	2,695,100	—	—	2,695,100
Mutual funds	1,523,945	—		1,523,945
Cash and cash equivalents	2,000,428	—	—	2,000,428
Units in trust	223,869	—	—	223,869
Total Investments in the fair value hierarchy	$261,538,523	$—	$—	$261,538,523
Investments measured at NAV (1)				202,624,453
Investments, at fair value				$464,162,976
1 In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques might require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no significant transfers between levels during 2017 or 2016.

NOTE 5 – STABLE VALUE FUND
The Master Trust has a fully benefit-responsive guaranteed investment contract (Stable Value Fund) with Invesco which participants in the Plan own interest in. Invesco maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract with Invesco is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust, and in turn, the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.
This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events limit the ability of the Master Trust and the Plan to transact at contract value with the issuer. Such events include: 1) amendments to the Master Trust or Plan documents (including complete or partial termination of the Master Trust or merger with another plan that does not participate in the Master Trust arrangement), 2) changes to the Master Trust’s prohibition on competing investment options or deletion of equity wash provisions, 3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Master Trust or the Plan, 4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or 5) premature termination of the contract. The Plan administrator believes that any events that would limit the Master Trust’s or Plan’s ability to transact at contract value with participants are probable of not occurring.
In addition, certain events allow the issuer to terminate the contract with the Master Trust and Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without the consent of the issuer.

NOTE 6 – TAX STATUS
The IRS has determined and informed the Plan sponsor by a letter dated December 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and is currently being operated in compliance with the applicable regulations of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 7 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contributions.
NOTE 8 – RISKS AND UNCERTAINTIES
The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 9 – RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS
Certain investments of the Plan are managed by Fidelity Investments. The trustee of the Plan is FMTC and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants is capital stock of Kennametal Inc., the Plan sponsor. The Plan held 919,104 and 1,135,074 shares of Kennametal Inc. capital stock, or $44,541,947 and $35,515,682 at December 31, 2017 and 2016, respectively. As a result, transactions related to this investment qualify as party-in-interest transactions.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Plan Interest in the Kennametal Inc. Master Trust	Master Trust	**	$607,000,224

	PARTICIPANT LOANS*	Interest rates from 4.25% to 10.00%	$—	$11,690,712
	*	- Designates party-in-interest as defined by ERISA
	**	- Cost omitted for participant directed accounts

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNAMETAL THRIFT PLUS PLAN

Date: June 14, 2018	By:	/s/ Meghana Kulkarni
Meghana Kulkarni
Plan Administrator